Stuart M. Strauss
Partner

DIRECT TEL +1 212 878 4931
DIRECT FAX +1 212 878 8375
stuart.strauss@cliffordchance.com

September 14, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Fund Trust
(File Nos. 2-89729 and 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund Trust (the “Fund”) filed with the Securities and Exchange Commission on July 18, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Fund’s Registration Statement. These changes will be reflected in Post-Effective Amendment No. 78 to the Fund’s Registration Statement, which will be filed via EDGAR on or about September 14, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment No. 78.

Comment 2.	Please indicate whether the Fund is current with its 40-17G filings.

Response 2. The Fund is current with such filings.

Securities and Exchange Commission

September 14, 2007

COMMENTS TO THE PROSPECTUS

Comment 3.	Please confirm that each Portfolio’s principal investment strategies are disclosed in each Portfolio’s “Approach” and “Process” sections for purposes of Item 2(b) of Form N-1A and consider adding disclosure to clarify accordingly.

Response 3. Each Portfolio’s principal investment strategies are disclosed in the corresponding “Approach” and “Process” sections of the Prospectus in compliance with Item 2(b) of Form N-1A.

Comment 4.	With respect to the International Fixed Income Portfolio, consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the Portfolio will invest in the securities of issuers located throughout the world.

Response 4. The assets of the International Fixed Income Portfolio are invested in the securities of issuers located in multiple countries.

Comment 5.	With respect to the International Fixed Income Portfolio, under the sub-heading “Principal Risks” please add “high risk” following “high yield” in the following sentence. “The Portfolio’s investments in high yield securities expose it to a substantial degree of credit risk.”

Response 5. We respectfully acknowledge the comment, but believe the disclosure regarding high yield bonds and related risks is sufficient.

Comment 6.	Please confirm whether the font size of the text in the footnotes meets the minimum size requirements as set forth in the Commission’s “plain English” rules.

Response 6. The font size of all text meets the minimum size requirements.

Comment 7.	In the “Fees and Expenses of the Portfolios” section of the prospectus, consider moving the footnotes to after the Example.

Response 7. The footnotes have been moved.

Comment 8.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 8. The line item is not applicable to the Portfolios at this time.

Securities and Exchange Commission

September 14, 2007

Comment 9.	In the Fees and Expenses table, please confirm whether the Shareholder Servicing Fee should be included in the Other Expenses column.

Response 9. The Shareholder Servicing Fee is incurred under a plan adopted pursuant to Rule 12b-1, and therefore should not be included under Other Expenses in accordance with Instruction 3(b) to Item 3 of Part A of Form N-1A.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 10.	Please confirm that the Portfolios segregate assets when using derivatives as appropriate.

Response 10. The Portfolios segregate assets when using derivatives, as appropriate.

Comment 11.	Please confirm that the Fund was not required to restate its financial statements in connection with its investments in inverse floaters.

Response 11. The Fund was not required to restate its financials in connection with its investments in inverse floaters.

Comment 12.	In the section entitled “Investments and Risks –Securities Lending,” disclose whether the Fund uses an affiliated securities lending agent.

Response 12. The Fund does not use an affiliated securities lending agent.

Comment 13.	Please confirm that the Fund’s concentration policy in Investment Restriction (7) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 13. The Fund’s concentration policy is consistent with Instruction 4 to Item 4(b)(1) of Form N-1A. We respectfully note that the Staff’s position, which you have referred to as set forth in Guide 19 to Form N-1A in effect prior to 1998, differs from Instruction 4 to Item 4(b)(1) of Form N-1A as set forth above.

* * * *

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission

September 14, 2007

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993. Thank you.

Best regards,

/s/ Debra Rubano
Debra Rubano